

RegressionTheMovie @WatchRegression · Jul 19

Big news on the Regression front! We are throwing a party soon to launch our official investment campaign! This will be a little different from other campaigns though… come learn how! #HorrorFam #filmfund #womeninhorror

Stacy Snyder and Melissa Vitello

 1    1    1    22   